VIA U.S. MAIL and FACSIMILE (202) 772-9366
July 5, 2006
Mr. Gary Todd
Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Cardiogenesis Corporation Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005 Form 10-Q for the quarter ended September 30, 2005 File No. 000-28288
Dear Mr. Todd:
     We have reviewed the comment in your letter dated June 27, 2006 (the “Comment Letter”), in response to our letter dated June 13, 2006 related to our Form 10-Q for the quarter ended September 30, 2005. The comment contained in the Comment Letter has been set forth below immediately prior to our response.
Form 10-Q for the quarter ended September 30, 2005
Condensed Consolidated Financial Statements
Note 4: Legal Proceeding
     1. COMMENT
     We see that you have recorded $600,000 of expense due to the settlement of litigation within non operating income (expense), net. The litigation was related to an employment agreement with a former member of management. Since the employment agreement appears to relate to your operations, please tell us why you should not record the settlement within operating income (loss). For classification guidance refer, by analogy, to the presentation guidance from Interpretive Question 2 to the presentation and disclosure guidance from SAB Topic 5-P. Please note that, in general, charges and credits related to the operating activities, such as employment matters, should themselves be reported in operating earnings or loss.

Mr. Gary Todd July 5, 2006	Page 2
     RESPONSE
     Upon further analysis, we believe the $600,000 of expense due to the settlement of litigation related to an employment agreement with a former member of management originally recorded within non operating income (expense), net should have been recorded within operating income (loss). We will reclassify this amount in our financial statements to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
     Should you have any questions or require further information, please contact me at (714) 649-5066 or via email at babbott@cardiogenesis.com.
Very truly yours,
William R. Abbott
Senior Vice President and Chief Financial Officer

cc:	Sheri Boscaro Krystal Deets Joseph Kletzel, II Robert Steinberg, Jeffer, Mangels, Butler & Marmaro LLP Tony Price, Corbin & Company LLP